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                                                               Exhibit (a)(1)(K)


Conexant will not be terminating or amending the Stock Option Exchange Offer, or delaying its acceptance and cancellation of eligible option grants, as a result of the recent terrorist attacks in New York and Washington, D.C., or the subsequent closing of the U.S. securities markets.

The deadline for accepting the offer is still 5 p.m. Pacific Daylight Time, Tuesday, October 2, 2001, and the planned re-issue date is still April 3, 2002. If you plan to accept the offer and have not yet visited the Mellon site to indicate your acceptance, please do so as soon as possible. You will need to have your Global ID number (your Social Security number in the U.S. and your International ID number everywhere else) and your Mellon Stock Option Personal Identification Number (PIN). (Please note that the PIN number you use for the Employee Stock Purchase Plan is not the same as the Stock Option PIN.) If you have lost or forgotten your Stock Option PIN number, please call Stock Administration at VPN 483-4525 (or off-net at 949-483-4525).

Also, as noted this week on nextweb, when you go to the Mellon site, the message you will see is "Click to Cancel". This is what you have to do to accept the offer to exchange your option grant(s).

More information about the offer is available on nextweb and MyNet.